
07069879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


RECEIVED
PROCESSING
WASH, D.C.
190
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-03610

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ALCOA SAVINGS PLANS FOR BARGAINING, NON-BARGAINING AND
SUBSIDIARY AND AFFILIATE EMPLOYEES
Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ALCOA INC.
390 Park Avenue, New York, New York 10022

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees
Index

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements of Individual Plan Net Assets Available for Benefits December 31, 2006 and 2005	2–3
Statements of Changes in Individual Plan Net Assets Available for Benefits December 31, 2006 and 2005	4
Notes to Financial Statements December 31, 2006 and 2005	5–13
Supplemental Schedules and Other	
Alcoa Savings Plan for Bargaining Employees Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2006	14
Alcoa Savings Plan for Non-Bargaining Employees Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2006	15
Alcoa Savings Plan for Subsidiary and Affiliate Employees Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2006	16
Alcoa Savings Plan for Non-Bargaining Employees Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions December 31, 2006	17
Signatures	18
Consent of Independent Registered Public Accounting Firm	19

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Alcoa Benefits Management Committee for the
Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

In our opinion, the accompanying statements of individual plan net assets available for benefits and the related statements of changes in individual plan net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees (the "Plans") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Plans changed the manner in which they disclose fully benefit-responsive investment contracts in 2006.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules H, Line 4(i) – Schedule of Assets (Held at End of Year) and Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 13, 2007

Alcoa Savings Plan for Bargaining Employees,
Alcoa Savings Plan for Non–Bargaining Employees and
Alcoa Savings Plan for Subsidiary and Affiliate Employees
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2006

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 223,247,199	$ 470,649,849	$ 87,657,992
Investment contracts (at fair value)	256,910,826	481,971,170	219,754,990
Other investments (at fair value)	452,705,669	1,282,980,865	544,835,471
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	932,863,694	2,235,601,884	852,248,453
Adjustment from fair value to contract value for investment contracts (Note 4)	3,905,167	7,326,191	3,340,380
Total value of interest in Alcoa Savings Plan Master Trust	936,768,861	2,242,928,075	855,588,833
Loans to participants	33,384,267	25,868,940	23,064,570
Other investments (at fair value)	16,043,488	72,875,496	10,576,353
Net assets available for benefits	$ 986,196,616	$ 2,341,672,511	$ 889,229,756

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statements of Individual Plan Net Assets Available for Benefits

December 31, 2005

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 279,107,364	$ 609,854,094	$ 115,027,474
Investment contracts (at fair value)	236,790,873	479,256,264	245,735,452
Other investments (at fair value)	330,546,369	1,096,831,428	530,335,358
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	846,444,606	2,185,941,786	891,098,284
Adjustment from fair value to contract value for investment contracts (Note 4)	4,066,673	8,230,802	4,220,289
Total value of interest in Alcoa Savings Plan Master Trust	850,511,279	2,194,172,588	895,318,573
Loans to participants	30,620,740	27,488,491	26,499,457
Other investments (at fair value)	12,730,368	59,580,479	10,143,241
Net assets available for benefits	$ 893,862,387	$ 2,281,241,558	$ 931,961,271

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statements of Changes in Individual Plan Net Assets Available for Benefits

Year Ended December 31, 2006

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Additions			
Contributions			
Alcoa Stock Fund			
Participant	$ 8,555,146	$ 5,628,387	$ 3,394,274
Employer	18,788,387	34,476,778	26,402,852
Other investments			
Participant	48,977,500	49,316,955	46,111,636
	76,321,033	89,422,120	75,908,762
Plan interest in Alcoa Savings Plan Master Trust investment income			
Alcoa Stock Fund	12,685,743	26,612,824	3,967,316
Other investments	66,687,804	185,123,919	87,481,803
Total Plan interest in Alcoa Savings Plan Master Trust investment income	79,373,547	211,736,743	91,449,119
Other investment income	905,727	7,236,334	915,642
Total additions	156,600,307	308,395,197	168,273,523
Deductions			
Benefit payments to participants	(117,751,757)	(253,529,347)	(101,657,280)
Net increase prior to Plan transfers	38,848,550	54,865,850	66,616,243
Plan transfers			
Transfer from Howmet Corporation Muskegon County Operations Union 401(k) Retirement Plan	29,944,213	-	-
Transfer to Southern Graphics Systems, Inc. Savings Plan	-	(438,557)	(35,847,142)
Transfer to Ply Gem 401(k) Savings Plan	-	-	(43,955,490)
Transfers (to) from Plans	23,541,466	6,003,660	(29,545,126)
Net increase (decrease)	92,334,229	60,430,953	(42,731,515)
Net assets available for benefits			
Beginning of year	893,862,387	2,281,241,558	931,961,271
End of year	$ 986,196,616	$ 2,341,672,511	$ 889,229,756

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alcoa Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), the Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"), and the Alcoa Savings Plan for Subsidiary and Affiliate Employees ("Alcoa Subsidiary and Affiliate Plan") (collectively, the "Plans") are defined contribution savings plans maintained pursuant to a master trust agreement (the "Master Trust") between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, Mellon Bank, N.A. ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for Company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and Company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees that participate in the Plans are immediately eligible for plan participation. The Alcoa Bargaining Plan is available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is 100% vested in Company contributions after three years of employment.

Employee Contributions

Eligible employees below a certain job grade pre-established by the Plans may elect to contribute up to 16% of eligible compensation as pre-tax or up to 16% as after-tax contributions to the Plans, with a maximum of 16% in the aggregate.

Eligible employees above a certain job grade pre-established by the Plans may elect to contribute up to 6% of eligible compensation as pre-tax or up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate.

Certain eligible employees of the Plans who receive variable pay, as defined in the Plan documents, can contribute up to 50% in 10% increments of such variable pay up to a maximum of $1,500 per year as a separate pre-tax contribution.

Certain eligible collective bargained employees can direct their negotiated deferrals, as defined in the Plan documents, to their Plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may make an election to defer extra pre-tax catch-up contributions up to a maximum of $5,000, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

As a result of the Pension Protection Act of 2006, Alcoa has amended the Plans so that eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase, and target contribution rate, or stop automatic enrollment at any time.

Employer Contributions
For the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary and Affiliate Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. Company match for contributions to the Alcoa Bargaining Plan is based upon the various collective bargaining agreements. The employer match for the Plans is contributed into the Alcoa Stock Fund, which is an employee stock ownership plan under the Internal Revenue Code (the "Code") Section 409. Participants fully vest in the Company's matching contributions in the Alcoa Stock Fund upon three years of service with the Company. Upon vesting, the participant is permitted to transfer the matching contribution into other investments within the Plan. At December 31, 2006 and 2005, $9,259,648 and $7,275,653 of unvested matching contributions were included within the Alcoa Stock Fund, respectively. The Company does not match variable pay or negotiated deferral contributions.

In addition, certain salaried and nonbargaining eligible employees of the Plans hired or rehired after March 1, 2006 will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans
Generally, participants may borrow from their individual account balances in the Plans, excluding nonvested employer contributions and employer retirement income contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account balance and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant with a vested account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Forfeitures
Company contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future Company contributions. Total forfeitures that reduced employer contributions and plan expenses in 2006 were $659,044 in the Alcoa Non-Bargaining Plan, $249,252 in the Alcoa Bargaining Plan and $763,721 in the Alcoa Subsidiary and Affiliate Plan. Unapplied forfeitures at December 31, 2006 and 2005 were $125,801 and $102,349 for the Alcoa Non-Bargaining Plan, $51,668 and $49,128 for the Alcoa Bargaining Plan and $47,175 and $53,221 for the Alcoa Subsidiary and Affiliate Plan, respectively.

Risks and Uncertainties
The Plans invest in investment securities. Investment securities, including Alcoa common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans, subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Reclassification
Certain reclassifications have been made to the 2005 financial statements to conform to the current year presentation. Refer to Note 2.

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plans are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The fair value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions, allocated investment loss and administrative expenses.

The following summarizes the investment valuation policies of the Master Trust:

The investments of the Master Trust include guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") (collectively, "Investment Contracts") that are valued at fair value with an adjustment to contract value in the accompanying Statements of Individual Plan Net Assets

Available for Benefits. Refer to Note 4 for further discussion. The fair value of the Investment Contracts are determined by quoted market prices of the underlying securities. Investment Contracts held in the Master Trust are fully benefit-responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. GICs provide a fixed rate of return for the life of the contract. SICs operate similar to GICs, except that the underlying assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract to ensure benefit responsiveness.

Investments in Alcoa common stock within the Alcoa Stock Fund are valued at the average of the high and low market price on the last business day of the year.

The Schwab Personal Choice Retirement Account ("PCRA") is a self-directed brokerage account that allows participants to select and manage investments from a variety of options not directly available in the Plans. Investments held in the brokerage accounts are valued at their closing market prices.

Investments within the various registered investment companies of the Master Trust are valued at the closing net asset value of the respective registered investment companies.

Other investments are valued at fair value as determined by the Trustee, through independent sources, except for certain short-term investments, including money market accounts and asset-backed securities, which are valued at cost which approximates fair value.

The individual Plans participate in the funds within the Master Trust through the purchase and sale of fund units, which are valued daily. The individual Plans' interest in Master Trust investment income, as reflected in the Statements of Changes in Individual Plan Net Assets Available for Benefits, represents investment income earned by the Master Trust. Investment income is allocated daily to the individual Plans based on each participant's number of units owned within each investment fund option. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividend and interest income earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Fixed Income Fund and the Alcoa Stock Fund investment management fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

All funds in the Plans, except for the Fixed Income Fund, Alcoa Stock Fund and the funds offered by Barclays Global Investors, N.A. ("Barclays") and the Trustee, are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). The NAVs for the registered investment companies in the Plans are listed publicly, and the same NAV applies whether the registered investment company is purchased on the open market or through the Plans. Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by Barclays and the Trustee incur expenses that reduce the earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

In 2006, administrative expenses of approximately $640,000 for trustee, recordkeeper and financial planning fees were paid by the Company on behalf of the Plans.

3. Investments in Master Trust

The Plans' investments are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has an undivided interest in the Master Trust. At December 31, Master Trust net assets were comprised of the following:

	2006	2005
Master Trust Investments		
Alcoa Stock Fund (includes $24,541,502 and $30,598,541 of investments in a common collective trust, respectively)	$ 781,555,040	$ 1,003,988,932
Shares of Registered Investment Companies		
Investment Company of America Fund	358,201,876	326,007,883
New Perspective Fund	304,922,070	220,009,255
American Balanced Fund	231,358,704	229,500,144
Vanguard Institutional Index Plus Fund	430,008,866	384,064,522
MSDW Institutional Fund Emerging Markets Portfolio	215,624,423	122,940,679
Other Registered Investment Companies Funds	558,760,400	510,664,123
Investment contracts (Note 4)		
AIG Financial Products	239,664,130	239,142,702
Morgan Guaranty	239,644,596	239,142,701
State Street Bank & Trust Company	239,664,130	239,142,701
UBS AG	239,664,130	239,142,701
Other investment contracts	-	5,211,784
Other investments	181,645,666	164,526,549
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	4,020,714,031	3,923,484,676
Adjustment from fair value to contract value for investment contracts	14,571,738	16,517,764
Total value of interest in Alcoa Savings Plan Master Trust	$ 4,035,285,769	$ 3,940,002,440

The following table lists the ownership percentages of the plans in the master trust net assets as of December 31:

	2006	2005
Percent ownership of the Plans in Alcoa Savings Plan Master Trust		
Alcoa Bargaining Plan	23.22%	21.59%
Alcoa Non-Bargaining Plan	55.58%	55.69%
Alcoa Subsidiary and Affiliate Plan	21.20%	22.72%
	100.00%	100.00%

The Master Trust investment gain for the year ended December 31, 2006 is as follows:

Net investment gain from Alcoa Savings Plan Master Trust investments	
Investment gain	
Alcoa Stock Fund	$ 26,811,427
Shares of Registered Investment Companies	284,281,649
Other investments	13,847,514
	324,940,590
Interest	41,164,363
Alcoa Stock Dividends	16,454,456
Net investment gain from Alcoa Savings Plan Master Trust investments	$ 382,559,409

4. Investment Contracts

Effective January 1, 2006, the Plans adopted Financial Accounting Standards Board ("FASB") Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP") using the retrospective method. The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans and requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Individual Plan Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Individual Plan Net Assets Available for Benefits is prepared on a contract value basis. In accordance with the FSP, the Plans' financial statements for the year ended December 31, 2005 have been reclassified to give effect to the new FSP.

The Investment Contracts are held in the Fixed Income Fund (the "Fund") and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The insurance companies are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plans.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans' assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans' administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the insurance companies to terminate the agreement. However, the insurance companies would be required to settle the contract at an amount not less than contract value upon termination.

	2006	2005
Average yields		
Based on actual earnings	4.09%	3.87%
Based on interest rate credited to participants	4.20%	3.74%

5. Related-Party Transactions

The Plans own shares of common stock of Alcoa and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. During 2006, purchases and sales of shares of common stock of the Alcoa Stock Fund were $97,745,213 and $316,691,859, respectively. Dividends earned on Alcoa common stock during 2006 were $16,454,456. As of December 31, 2006 and 2005, the Plans owned 25,321,437 and 32,895,924 shares of Alcoa common stock, respectively.

As discussed in Note 2, the Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans. The Plans also invest in funds managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Plans, and therefore these transactions qualify as party-in-interest transactions.

6. Plan Transfers

Effective October 31, 2006, employees of Alcoa Home Exteriors, Inc. ("AHE") ceased contributing to the Plans due to the sale of AHE. As of December 29, 2006, the employees ceased participation in the Plans. On January 2, 2007, assets of $43,955,490 were transferred to the Ply Gem 401(k) Savings Plan.

Effective December 30, 2005, employees of Southern Graphic Systems, Inc. ("SGS") ceased contributing to the Plans due to the sale of SGS. As of March 14, 2006, the employees ceased participation in the Plans. On March 15, 2006, assets of $438,557 and $35,847,142 were transferred to the Southern Graphic Systems, Inc. Savings Plan from the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary and Affiliate Plan, respectively.

Effective January 1, 2006, employees of the Howmet Corporation Muskegon County Operations Union 401(k) Retirement Plan ("Howmet Plan") commenced participation in the Alcoa Bargaining Plan. On January 6, 2006, the Howmet Plan was merged into the Alcoa Bargaining Plan, and assets of $29,944,213 were transferred into the Alcoa Bargaining Plan.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by letters dated January 9, 2003 for the Alcoa Bargaining Plan and the Alcoa Non-Bargaining Plan and a letter dated August 6, 2002 for the Alcoa Subsidiary and Affiliate Plan that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the Code. The Plans have been amended since receiving the determination letters. However, the Plan administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statement date.

8. Subsequent Event

Effective June 7, 2007, employees of Alcoa Extrusions Inc. ceased contributing to the Plans due to the establishment of the joint venture between Orkla ASA and Alcoa, which is operated by Orkla ASA's SAPA Group. As of June 12, 2007, the employees ceased participation in the Plans. On June 13, 2007, assets of approximately $90,000,000 were transferred to the Alcoa Extrusions Inc. Savings Plan established by the joint venture.

9. Contingencies

The Company received and responded to a legal inquiry related to the Plans' administrative expenses. The Company believes that the Plans have no liability related to this matter and is prepared to aggressively defend any action which may be brought. The extent of any potential damages has not yet been determined.

Alcoa Savings Plan for Bargaining Employees
EIN #25-0317820, Plan 008
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Interest rates range from 5.00% to 11.10%; maturity dates range from less than 1 year to 25 years	$ -	$ 33,384,267
*	Various	Self-directed brokerage account	-	16,043,488

* Represents party-in-interest to the plan.

Alcoa Savings Plan for Non-Bargaining Employees
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Participant loans	Interest rates range from 5.00% to 11.10%; maturity dates range from less than 1 year to 25 years	$ -	$ 25,868,940
*	Various	Self-directed brokerage account	-	72,875,496

* Represents party-in-interest to the plan.

Alcoa Savings Plan for Subsidiary and Affiliate Employees
EIN #25-0317820, Plan 017
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Interest rates range from 5.00% to 11.10%; maturity dates range from less than 1 year to 25 years	$ -	$ 23,064,570
*	Various	Self-directed brokerage account	-	10,576,353

* Represents party-in-interest to the plan.

Alcoa Savings Plan for Non–Bargaining Employees

EIN #25-0317820, Plan 007

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2006

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$21,509	$21,509

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Savings Plans for Bargaining, Non-Bargaining, and Subsidiary and Affiliate Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES



Charles D. McLane, Jr.
Benefits Management Committee Member



Regina M. Hitchery
Benefits Management Committee Member



Lawrence R. Purtell
Benefits Management Committee Member

June 21, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements (Registration No. 33-24846, Registration No. 333-32516, Registration No. 333-106411 and Registration No. 333-128445) of our report dated June 13, 2007 relating to the financial statements of the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 27, 2007

END